09057480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Mail Processing Section
MAR 02 2009
Washington, DC
105

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 41386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Joseph Gunnar & Co., LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Broad Street 11th floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Singer 561-784-8922
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name -- *if individual, state last, first, middle name*)

88 Froelich Farm Boulevard (Address) Woodbury (City) NY (State) 11797-8922 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Stephan A. Stein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Joseph Gunnar & Co., LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

Alex J. Lagombra
Notary Public, State of New York
No. 01LA6095774
Qualified in Queens County
Commission Expires July 21, 2011

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Members
Joseph Gunnar & Co., LLC
New York, New York

We have audited the accompanying statement of financial condition of Joseph Gunnar & Co., LLC (a wholly-owned subsidiary of Joseph Gunnar Holding co., LLC) as of December 31, 2008, and the related statements of operations and members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marks Paneth & Shron LLP

Woodbury, New York
February 26, 2009

88 FROEHLICH FARM BOULEVARD
WOODBURY, NY 11797-2921
P. 516.992.5900 F. 516.992.5800
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

JOSEPH GUNNAR & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS	
Cash	$ 122,551
Receivables:	
Due from clearing broker	712,617
Due from registered representatives	492,160
Clearing deposit	150,000
Other receivables	5,000
Prepaid expenses	58,159
Property and equipment, net of accumulated depreciation and amortization of $1,741,062	251,723
Security deposits	20,274
Total assets	$1,812,484
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES	
Commissions payable	$ 220,312
Accounts payable and accrued expenses	165,563
Deferred revenue	333,333
Total liabilities	719,208
COMMITMENTS AND CONTINGENCIES - SEE NOTES	
MEMBERS' EQUITY	1,093,276
Total liabilities and members' equity	$1,812,484

The accompanying notes are an integral part of these financial statements.

JOSEPH GUNNAR & CO., LLC
STATEMENT OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues	
Commissions	$ 7,798,756
Net firm trading losses	(15,783)
Investment banking	1,256,999
Interest and other income	413,770
Total revenues	9,453,742
Expenses	
Employee compensation and benefits	4,752,579
Guaranteed payments to members	2,330,733
Clearing and execution	512,940
Communications	513,632
Occupancy and equipment rental	492,540
Depreciation and amortization	174,751
Customer settlements and legal costs	161,175
Professional fees	324,669
Other operating expenses	526,510
Total expenses	9,789,529
Loss before NYC Unincorporated Business Tax	(335,787)
NYC Unincorporated Business Tax	84,753
Net loss	(420,540)
Members' equity at beginning of year	1,053,816
Members' capital contributions	460,000
Members' equity at end of year	$ 1,093,276

The accompanying notes are an integral part of these financial statements.

JOSEPH GUNNAR & CO., LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

Cash flows from operating activities:	
Net loss	$(420,540)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	174,751
(Increase) decrease in operating assets and liabilities:	
Securities owned, at market value	7,705
Due from clearing broker	961,044
Security deposits	(5,274)
Due from registered representatives	(259,724)
Other receivables	52,118
Prepaid expenses	18,103
Deferred revenue	(100,000)
Commissions payable	(304,966)
Accounts payable and accrued expenses	(365,235)
Total adjustments	178,522
Net cash used in operating activities	(242,018)
Cash flows from investing activities:	
Purchase of property and equipment	(127,095)
Cash flows from financing activities:	
Capital contributions	460,000
Payment of capital lease payable	(4,471)
Net cash provided by financing activities	455,529
Net increase in cash	86,416
Cash at beginning of year	36,135
Cash at end of year	$ 122,551
Supplemental cash flows disclosure:	
Interest paid	$ 340

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Joseph Gunnar & Co., LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is wholly-owned by Joseph Gunnar Holding Co., LLC ("JGH" or "Parent").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis. Investment banking revenues include gains, losses and fees arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing financial consulting services.

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Developments

FASB Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of SFAS No. 109" was issued July 2006. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes". FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 provides guidance on derecognition, classification,

interest and penalties, accounting in interim periods, disclosure and transition. FASB Staff position ("FSP") FIN 48-3, issued December 30, 2008, deferred the adoption date for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008.

In accordance with FSP FIN 48-3 the Company has elected to defer its application until its required effective date of January 1, 2009.

The Company's accounting policy for evaluating uncertain tax positions prior to the application of FIN 48 has been to provide income taxes based upon positions taken in the Company's tax return established for uncertain tax positions, using guidance from SFAS No. 5 "Accounting for Contingencies." Under SFAS No. 5, income taxes would be provided for uncertain tax positions to the extent that it is probable, that is, likely that the related liability will successfully be asserted by the tax authorities.

In September 2006, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157,") which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. In early 2008, the FASB approved Staff Position ("FSP") FAS-157-2, "Effective Date of FASB Statement No. 157", which delays by one year, the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities for nonpublic companies. The Company has adopted the portion of SFAS 157 that has not been delayed as of January 1, 2008 and plans to adopt the balance of its provisions as of its fiscal year beginning on January 1, 2009.

On January 1, 2008, the Company adopted the methods of fair value as described in SFAS 157 to value those financial assets and liabilities that are reported or disclosed at fair value. As defined in SFAS 157, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels.

NOTE 3 - <u>DUE FROM CLEARING BROKER</u>

The Company has a clearing agreement with a brokerage firm to carry its accounts. The clearing broker has custody of the Company securities and cash balances. These securities and/or cash positions serve as collateral for any amounts due to the clearing broker and as collateral for potential defaults of the Company's customers which are carried on the books and records of the clearing broker. The Company is also subject

to credit risk if the clearing broker is unable to repay balances due or deliver securities in their custody.

NOTE 4 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

		Estimated Useful Life
Office furniture and equipment	$1,242,630	5 to 7 years
Leasehold improvements	750,155	Term of lease
	1,992,785	
Less: Accumulated depreciation and amortization	1,741,062	
	$ 251,723	

Depreciation and amortization expense was $174,751 for the year.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

Operating leases

The Company is obligated under various equipment leases and an office lease. Pursuant to the office lease, the Company is responsible for its annual share of real property taxes and other operating expenses. The Company's CEO/managing member has issued a limited personal guarantee of certain office lease obligations. Rent expense was $391,820 for the year.

Following is a summary of future minimum lease payments:

Year ended December 31,	
2008	$ 570,157
2009	446,987
2010	24,796
Total	$1,041,940

Legal matters

The Company is a respondent in various legal actions incidental to its securities business. These cases allege violations of various securities rules, and claim damages plus the recovery of legal fees and other costs. While litigation is subject to many uncertainties, and the ultimate resolution, range of loss, and impact on operating results and financial condition cannot be reasonably estimated, management believes, based upon its understanding of the facts and circumstances of each matter in consultation with defense counsel, that it has meritorious defenses in all cases and intends to defend such cases vigorously.

NOTE 7 - RELATED PARTY TRANSACTION

During 2008, the Company paid management fees totaling $130,500 to JGH.

NOTE 8 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with JGH. The combined entity is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The combined entity is subject to New York City Unincorporated Business Tax ("UBT") on taxable profits. The members of JGH report their proportionate share of membership taxable income or loss in their respective income tax returns.

UBT expense was $84,753 for the year. The effective tax rate differs from the current statutory UBT rate of 4% due primarily to the disallowance of guaranteed payments and other deductions.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers. If either the customer or a counterparty fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the

creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its cash in commercial checking accounts and uninsured money market funds. Bank balances may from time to time exceed federally insured limits.

NOTE 10 - 401(k) PLAN

The Company offers a 401(k) retirement plan, which allows eligible employees to allocate up to 15% of their pre-tax earnings to the plan. The Company, at its option, may make matching contributions of up to $500 per participant during the plan year. There were no matching contributions during the year ended December 31, 2008.

NOTE 11 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital, and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had regulatory net capital of $263,669, which exceeded its requirement of $100,000 by $163,669. The ratio of aggregate indebtedness to net capital was 2.73 to 1.

SUPPLEMENTARY SCHEDULES

JOSEPH GUNNAR & CO., LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

Net capital:		
Members' equity		$1,093,276
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment - net	$251,723	
Due from registered representatives	492,160	
Other receivables	5,000	
Prepaid expenses	58,159	
Security deposits	20,274	
Unsecured customer debits	2,291	
Total nonallowable assets		829,607
Net capital		263,669
Computation of basic net capital requirement:		
The greater of $100,000 or 6.67% of aggregate indebtedness of $719,208		100,000
Excess net capital		$ 163,669
Aggregate indebtedness:		
Commissions payable		$ 220,312
Accounts payable and accrued expenses		165,563
Deferred revenue		333,333
		$ 719,208
Excess net capital at 1,000 percent		$ 191,748
Ratio: Aggregate indebtedness to net capital		2.73 to 1

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2008):

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 270,338
Audit adjustments	(6,669)
Net capital per above	$ 263,669

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Members
Joseph Gunnar & Co., LLC
New York, New York

In planning and performing our audit of the financial statements of Joseph Gunnar & Co., LLC as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a- 13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

88 FROEHLICH FARM BOULEVARD
WOODBURY, NY 11797-2921
P. 516.992.5900 F. 516.992.5800
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

ASSOCIATED WORLD WIDE
WITH JHI

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron LLP

Woodbury, New York
February 26, 2009